Exhibit 4.79

TERMINATION AND
SEPARATION AGREEMENT AND RELEASE

This Termination and Separation Agreement and Release (“Agreement”) is entered into as of this ____ day of August, 2008 (the “Effective Date”), between Amarin Corporation plc (the “Company”) and Paul Duffy (the “Executive”).

WHEREAS, the Company and the Executive entered into an Executive Employment Agreement dated March 30, 2007 (the “Employment Agreement”); and a Letter Agreement dated March 30, 2007 (the “Letter Agreement”); and

WHEREAS, the Company hired the Executive to serve as the President, United States Commercial Operations; and

WHEREAS, the Company wishes to terminate the Employment Agreement without Cause (as such term is defined in the Employment Agreement) pursuant to Section 3(A)(4) of the Employment Agreement; and

WHEREAS, both parties wish to terminate the Letter Agreement.

WHEREAS, in consideration for the payments by the Company to the Executive set forth herein, the Executive has agreed to the covenants and other provisions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

1. The Termination Date.  The employment relationship between the Executive and the Company, the Employment Agreement, and the Letter Agreement will terminate as of the six month anniversary of the Effective Date  (the "Termination Date")  During the interim period from the Effective Date to the Termination Date, the Employment Agreement and the Letter Agreement shall remain in full force and effect.  Following the Termination Date, the terms of this Agreement shall govern the parties.

2. Compensation and Benefits Following the Termination Date.  In as much as the parties agree that this is not a personal services agreement, and in consideration for the covenants of the Executive and the release of claims by the Executive contained herein and in full payment of all obligations of any nature or kind whatsoever owed or owing to the

Executive by the Company and any of its Affiliates (as defined below), following the Termination Date, the Company shall pay, and/or provide benefits to, the Executive or to his estate or conservatorship as follows:

(a) continued payment of the Executive’s annual salary, $381,705, inclusive of bonus and  associated Medicare tax, from the Termination Date for a period of six (6) months thereafter in accordance with normal payroll practice.   All post-calendar year 2008 payments shall be paid in a lump sum prior to December 31, 2008;

(b) reimburse 100% of all insurance premiums paid by the Executive to retain group health benefits pursuant to COBRA for a period not to exceed 18 months following the Termination Date, such reimbursement shall be within thirty days (30) of the submission of receipts;

(c) reimburse the Executive for insurance related payments to cover all out-of-pocket medical, dental and vision expenses not otherwise covered by qualifying Company insurance programs  for a period not to exceed 18 months following the Termination Date, such reimbursement shall be within thirty days (30) of the submission of receipts;;

(d) continued payment of the employer pension contribution at 6% of monthly base salary from the Termination Date for a period of twelve (12) months thereafter in accordance with normal payroll practice;

(e) a car allowance of $1,500 (plus associated employer social security tax and Medicare tax) per month for a period of twelve (12) months following the Termination Date; and

(f) a one-time lump sum payment in the amount of $31,000 (plus associated employer social security tax and Medicare tax) as consideration for the Executive’s thirteen and twenty remaining vacation days for 2007 and 2008 respectively  which payment shall be made by the Company on the Termination Date

 The Executive currently holds share options (“Options”) under the Company’s 2002 Stock Option Plan (the “Plan”) and the Executive’s options which will vest as at the Termination Date (“Vested Options”) are set out in Schedule 1 to this Agreement.  The Executive hereby confirms that Schedule 1 sets forth an accurate calculation of the Executive’s vested options.

The Executive and the Company agree and acknowledge that

(i) the Executive’s Vested Options will be exercisable for a period of 12 months following the Termination Date in accordance with the terms of the Plan and upon the expiration of such 12 month period, the Executive’s Vested Options shall cease to be exercisable and shall expire; and

(ii) the Executive’s Options which have not vested as at the Termination Date will vest on the Termination Date and will be exercisable for a period of 12 months following the Termination Date and upon the expiration of such 12 month period, such Options shall cease to be exercisable and shall expire.

For purposes of this Agreement, an "Affiliate" of the Company or any other person or entity includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Company or such other person or entity, as the case may be.

3. The Executive acknowledges and agrees that, following the Termination Date, he will not entitled to any salary, bonuses, long-term or short-term incentive compensation or other compensation, payments or benefits of any kind in respect of his employment with the Company and/or other positions with its Affiliates, the termination of such employment and/or other positions, or under any of the compensation or benefit plans of the Company or its Affiliates, except as provided by this Agreement.

4. Mutual Releases

(a)  In consideration of the above, the sufficiency of which the Executive hereby acknowledges, the Executive, on behalf of the Executive and the Executive's heirs, executors, administrators, representatives, agents and assigns (collectively, the “Releasors”) hereby irrevocably and unconditionally releases and forever discharges the Company and its members, partners, shareholders, parents, Affiliates, subsidiaries, divisions, any and all current and former directors, officers, employees, and agents, and their heirs and assigns, (collectively, the "Releasees"), from all claims, actions, causes of action, rights, judgments, obligations, damages, charges, accountings, demands or liabilities of whatever kind or character, in law or in equity, whether known or unknown, (collectively, the “Claims”) which may have existed or which may now exist, from the beginning of time through the date of this Agreement including, without limitation, (a) any Claims the Releasors may have for wrongful discharge, breach of contract, torts or any other Claims in any way arising from or relating to the Executive's employment or termination from employment with the Company or its Affiliates or relating to the Employment Agreement or any other agreement between the Executive and the Company or an Affiliate, and (b) any Claims the Releasors may have under: the Civil Rights Act of 1964, as amended, and the Civil Rights Act of 1991 (which prohibit discrimination in employment based upon race, color, sex, religion and national origin); the Americans with Disabilities Act of 1990, as amended, and the Rehabilitation Act of 1973 (which prohibit discrimination based upon disability); the Family and Medical Leave Act of 1993 (which prohib-

its discrimination based on requesting or taking a family or medical leave); Section 1981 of the Civil Rights Act of 1866 (which prohibits discrimination based upon race); Section 1985(3) of the Civil Rights Act of 1871 (which prohibits conspiracies to discriminate);  or any other federal, state, local or foreign statute, or common law relating to discrimination, employment, wages, hours, or any other terms and conditions of employment.  This release also includes a release of any Claims for age discrimination under the Age Discrimination in Employment Act of 1967, as amended by the Older Workers’ Benefit Protection Act and the applicable rules and regulations promulgated thereunder ("ADEA") from the beginning of time through the date of this Agreement.  The ADEA requires that the Executive be advised to consult with an attorney before the Executive waives any claim under ADEA.  In addition, the ADEA provides the Executive with at least twenty-one (21) days to decide whether to waive claims under ADEA and seven (7) days after the Executive signs the Agreement to revoke that waiver.  Notwithstanding anything to the contrary herein, this Agreement shall not: (i) apply to any Claims which, by law, may not be waived by the Executive; (ii) apply to any Claims by the Executive arising out of or  based upon acts, omissions or events occurring after the date hereof; (iii) apply to Claims by the Executive arising out of or based upon any of the Company’s employee benefit plans; (iv) prevent the Executive from participating in an investigation by a federal, state or local agency (each a “Governmental Proceeding”)  or (iv) apply to Claims by the Executive for breach of this Agreement.

(b)  In return for the consideration and other promises by the Executive described in this Agreement, the Company, for itself and on behalf of each of its Affiliates, parents, subsidiaries, predecessors, successors and assigns, and any person or entity claiming by or through any of them (individually or collectively “Company Releasor”) hereby releases and discharges the Executive and his legal representatives, executors, administrators, heirs, distributees, devisees and legatees from all Claims that the Company and/or any Company Releasor may have against the Executive, including but not limited to, Claims that in any manner relate to, arise out of or involve any aspect of his employment with the Company or any Affiliate.  This release includes any and all Claims concerning attorney fees, costs, and any and all other expenses related to the Claims released herein; provided, however, that this release and discharge shall not apply to any rights which, by law, may not be waived or to rights and claims which arise from acts or events occurring after the date hereof; or to claims for breach of this Agreement.

5. Governmental Proceedings.

The Executive understands that by signing this Agreement the Executive is prevented from filing, commencing or maintaining any action, complaint, or proceeding with regard to any of the Claims released hereby.  However, nothing in this Agreement precludes the Executive from participating in a Governmental Proceeding.  .Moreover, nothing in this Agreement prevents the Executive from challenging the validity of his release as set forth in

Section 4 above solely as it relates to the ADEA.  This Section shall not apply to any rights or claims that the Executive may have for a breach of this Agreement.

6.           Future Employment.  The Executive waives any right to reinstatement or future employment with the Company following the Executive's separation from the Company.

7           Disparagement The Executive agrees not to make any disparaging statements about the Company, its Affiliates or their current officers, directors and/or employees, to anyone, including but not limited to the Company’s customers, competitors, suppliers, employees, former employees or the press or other media, unless placed under legal compulsion to do so by a court or other governmental authority or in connection with a Governmental Proceeding.  Further, the Company and its Affiliates, subsidiaries, directors and officers agree not to make any disparaging statements about the Executive, unless placed under legal compulsion to do so by a court or other governmental authority.

8.             Developments and Noncompetition/Non-Solicitation.

(a) For the purposes of this Agreement, Developments shall mean any discovery, invention, process, method and improvement, conception, development or otherwise made by the Executive during the course of his employment with the Company or its Affiliates that relate to the business of the Company, whether patentable or subject to copyright protect and whether or not reduced to practice.  The Company and the Executive each agree that the Executive did not make any Developments during his employment with the Company.

(b)           In consideration of the payments to the Executive set forth herein and since the Executive has obtained in the course of the Executive's employment with the Company and its Affiliates knowledge of confidential trade names, trade secrets, know-how, products and services (including confidential products and services under development),  confidential techniques, methods, lists, computer programs and software, confidential financial information and other confidential information relating to the Company and its Affiliates,  the Executive hereby undertakes that for the period from the Termination Date through the first anniversary of the Termination Date, the Executive, without the prior written consent of the Company, shall not:

(i) be an employee or consultant of, or provide services to any competitor of the Company and any Affiliates (collectively, the “Amarin Companies” and individually, an “Amarin Company”) operating as of the date hereof, an exclusive list of which competitors is set forth in Exhibit A hereto (each, an “Amarin Competitor”); or

(ii) have an interest in any Amarin Competitor in any capacity including, without limitation, as a partner, shareholder, officer, director, principal, agent, employee,

trustee or consultant or any other relationship or capacity; provided, however, the Executive may own, directly or indirectly, solely as an investment, securities of any Amarin Competitor which is publicly traded if the Executive (A) is not a controlling person of, or a member of a group which controls, such entity, and (B) does not, directly or indirectly, own 5% or more of any class of securities of such entity.

Nothing contained in this Agreement shall be construed so as to prohibit the Executive from becoming an employee of or consultant to any division or affiliate of an Amarin Competitor so long as such associated employer social security tax and Medicare tax  division or affiliate does not directly compete with an Amarin Company and so long as Executive gives no information to and receives no salary from a division or affiliate of an   Amarin Competitor that directly competes with an Amarin Company

(c)           For the period from the Termination Date through the first anniversary of the Termination Date, the Executive shall not (i) hire or attempt to hire, or (ii) solicit or attempt to solicit any person who is a current officer, managerial employee or consultant of any of the Amarin Companies either for his own account or for any individual, firm or corporation, whether or not such person would commit any breach of his contract or employment by reason of leaving the service of any of the Amarin Companies.

9           Confidentiality

(a)   In consideration of the payments to the Executive set forth herein, the Executive shall treat as confidential and not disclose, publish or otherwise make available to the public or to any individual, firm or corporation, other than any of the Amarin Companies, any Confidential Information (as hereinafter defined).  The Executive agrees that all Confidential Information, together with all records of the Executive relating thereto, and all copies or facsimiles thereof in the possession of the Executive, are the exclusive property of the Company and the Executive agrees to return such material to the Company on the Termination Date.  For the purposes hereof, “Confidential Information” shall mean all confidential information acquired by the Executive in the course of the Executive’s employment with the Company concerning the products, projects, activities, business or affairs of the Company and/or any Amarin Company, including without limitation, all confidential information concerning trade secrets and the products or projects of the Company and/or any improvements therein, all confidential sales and financial information concerning the Company, all confidential customer and supplier lists, all confidential information concerning projects in research and development or confidential marketing plans for any such products or projects, and all confidential information concerning technical data, designs, patterns or formulae, which is furnished to the Executive by any Amarin Company; provided, however, that the term “Confidential Information” shall not include information which (i) becomes generally available to the public and/or the Company’s industry other than as a result of disclosure by the Executive, (ii) was available to the Executive prior to his employment with the Company (iii) becomes available to the Executive on a non-confidential basis from a source other than an Amarin Company provided that such source is not bound by a confidentiality agreement with any Amarin Company; or (iv) is ordered to be disclosed by a court of competent jurisdiction or is disclosed in connection with a Governmental Proceeding.

(b)           In the event that the Executive is requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any legal proceeding, to disclose any Confidential Information, the Executive will give the Company prompt written notice of such request or requirement so that the Company may (at its sole expense) seek an appropriate order or other remedy and Executive will reasonably cooperate with the Company in an effort to obtain such protective order.  Provided the Executive provides the Company with prompt written notice of such request or requirement and reasonably cooperates with the Company in an effort to obtain a protective order, the Executive may disclose the applicable Confidential Information without liability hereunder ((even if the Company fails to obtain a protective order).Notwithstanding anything to the contrary herein, this Agreement shall not in any way preclude the Executive from participating in any Governmental Proceeding and the Executive shall have no liability hereunder arising from, based upon, or relating in any way to such Governmental Proceeding.

10           Company Property.

On or before the date hereof, the Executive shall return all property of the Company and its Affiliates in the Executive's possession, including, but not limited to, the Company’s credit, telephone, identification and similar cards, keys, cellular phones, computer equipment, software and peripherals and originals and copies of books, records, and other information pertaining to the business of the Company or its Affiliates.  All such property to be returned, at the Company’s expense, to the offices of Cahill Gordon & Reindel llp, c/o Colleen Kearney, 80 Pine Street, New York, NY 10005.

                                11           Litigation.

The Executive shall, at the request of the Company, cooperate with the Company in the defense and/or investigation of any third party claim, dispute or any investigation or proceeding, whether actual or threatened, including, without limitation, meeting with attorneys and/or other representatives of the Company at mutually agreeable times and at mutually agreeable locations to provide reasonably requested information regarding same and/or participating as a witness in any litigation, arbitration, hearing or other proceeding between the Company and a third party or any government body.  The Company shall reimburse the Executive for all reasonable expenses incurred by him in connection with such assistance including, without limitation, reasonable travel expenses.

12           Enforcement.

In addition to any other remedies that the Company may have at law or in equity, the Company will have the right to seek preliminary and permanent injunctive relief, without the necessity of posting bond, to prevent a breach or contemplated breach of this Agreement by the Executive.

13           Law.

This Agreement shall be governed by and construed in accordance with the laws of New York, without reference to the principles of conflict of laws thereof.

                                14           Arbitration.

Subject  to the rights of the parties to seek injunctive relief , any controversy or  claim arising out of, based upon at least in part or relating in any way to this  Agreement (including its formation and validity) shall be settled by binding  arbitration in accordance with applicable law by three arbitrators, one of whom  shall be appointed by the Company, one of whom shall be appointed by the  Executive, each party giving written notice of such appointment to the other  party within twenty business days of receiving notice of the appointment of the  initial arbitrator, and the third arbitrator who shall be appointed by the first  two arbitrators.  If the first two arbitrators cannot agree on the appointment of a third arbitrator within twenty business days of the latter of the dates of their respective appointments, then the third arbitrator shall be appointed by the American Arbitration Association in New York City.  The arbitrators shall not be under the control of either party, and shall have no financial interest in the outcome of the arbitration. Such arbitration shall be conducted in New York City in accordance with the rules of the American Arbitration Association, except with respect to the selection of arbitrators, which shall be as provided in this Section.

The prevailing party in such arbitration proceeding  shall be entitled to reimbursement by the other party of all reasonable legal  fees and other costs incurred by the prevailing party in connection with such  proceeding, including any legal fees and costs incurred in connection with the  enforcement of any award.

The decision of the arbitrators shall be rendered in writing and be final and binding, except to the extent otherwise provided under the Federal Arbitration Act.  Judgment upon the award may be entered in any court having jurisdiction thereof.

15           Complete Agreement.

This Agreement, the Executive Employment Agreement and the Deed of Indemnity represent the complete agreement between the Executive and the Company concerning the subject matter in this Agreement and supersedes all prior agreements or understandings, written or oral. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

16           Severability

Each of the sections contained in this Agreement shall be enforceable independently of every other section or portion thereof in this Agreement, and the invalidity or non-enforceability of any section or portion thereof shall not invalidate or render unenforceable any other section contained in this Agreement.

17           Revocation

For a period of seven (7) days following the execution of this Agreement, the Executive may revoke this Agreement, and this Agreement shall not become effective or enforceable until the revocation period has expired.  Any such revocation must be effected by delivery of a written notification of revocation of the Agreement to the General Counsel of the Company prior to the end of such seven (7) day revocation period.  In the event that the Agreement is revoked by the Executive, the Company shall have no obligations under the Agreement, no amounts will be payable under this Agreement, and this Agreement shall be deemed to be void ab initio and of no further force or effect.

                                18           Executive Understanding.

This Agreement has been entered into voluntarily and not as a result of coercion, duress, or undue influence.  The Executive acknowledges that he has read and fully understands the terms of this Agreement and has been advised to consult with, and has consulted with, an attorney before executing this Agreement.  Additionally, the Executive acknowledges that he has been afforded the opportunity of at least 21 days to consider this Agreement, and the Executive hereby waives such opportunity.

                                 19          Successors of Company.

 This Agreement will be binding up any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, of all, or substantially all, of the business and/or assets of the Company and each such successor or assignee is hereby bound to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if such succession or assignment had not taken place.

21           Binding Nature and Inuring Benefit.

This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, heirs, distributees, devisees and legatees.  If the Executive dies or becomes incapacitated in any way while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.  This Agreement shall bind the Company, each Affiliate, parent, subsidiary, predecessor, successor and assign of the Company, and any person or entity claiming by or through any of them.

22           Indemnity.

(a)  The Company confirms that the terms of the Deed of Indemnity dated April  30, 2007 providing an indemnity in the Executives favor during any period in  which the Executive was an employee of the Company will, notwithstanding the  provisions of this Agreement or otherwise, remain in full force and effect  without limit in time following the Termination Date.

(b)To  the fullest extent permitted by law, the Company shall also indemnify the  Executive and each of his  representatives, executors, administrators, heirs, distributees, devisees and  legatees with respect to any actions or claims commenced or brought against the Executive in his capacity as an officer, director,  employee, agent or fiduciary, or former officer, director, employee, agent or  fiduciary of the Company or any Affiliate, and the Company shall advance to the  Executive on a timely basis an amount equal to the reasonable fees and  expenses (of every  nature) incurred in defending  such actions or claims, after receipt of an itemized request for such advance,  and an undertaking from the Executive to repay the amount of such advance, with  interest at a reasonable rate from the date of such request, as determined by  the Company, if it shall ultimately be determined by a court of competent  jurisdiction that the Executive is not entitled (as a matter of law or judicial  determination) to be indemnified against such expenses.  This indemnity is in addition to any other right to indemnification or exoneration to which the Executive is  entitled by law, the Deed of Indemnity or under the governing or charter  documents of the Company.

(c) The Company shall also indemnify and hold  harmless the Executive, and   each of his representatives, executors,  administrators, heirs, distributees, devisees and legatees against any  and all personal income taxes, customs, duties, debts, claims, obligations,  losses, liabilities, penalties, expenses, judgments, settlements, and any other  damages and costs (including but not limited to all interest, penalties,  assessments and deficiencies related thereto, and any and all reasonable legal  fees, expert witness fees and expenses) arising out of or based in any part upon  any claim or assessment (of any nature whatsoever) against the  Executive: (i) by a United Kingdom taxing authority; and/or (ii) by a United States taxing authority, in connection with his filing status or the accuracy of his stated income.

23           It is intended that this Agreement will comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (and any regulations and guidelines issued thereunder), to the extent the Agreement is subject thereto, and the Agreement shall be interpreted on a basis consistent with such intent.  If an amendment of the Agreement is necessary in order for it to comply with Section 409A, the parties hereto will negotiate in good faith to amend the Agreement in a manner that preserves the original intent of the parties to the extent reasonably possible.  Notwithstanding any provision to the contrary in this Agreement, if the Executive is deemed on the date of his “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) to be a “specified employee” (within the meaning of Treas. Reg. Section 1.409A-1(i)), then with regard to any payment that is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code (after taking into account any applicable exceptions to such requirement), such payment shall not be made prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of the Executive’s “separation from service,” or (ii) the date of the Executive’s death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 22 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to the Executive in a lump sum and any remaining payments due under this Agreement shall be paid in accordance with the normal payment dates specified for them herein.  Notwithstanding any provision of this Agreement to the contrary, for purposes of this Agreement, the Executive’s employment will be deemed to have terminated on the date of the Executive’s “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with the Company.  Whenever payments under this Agreement are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A.  No action or failure to act, pursuant to this Section 23 shall subject the Company to any claim, liability, or expense, and the Company shall not have any obligation to indemnify or otherwise protect the Executive from the obligation to pay any taxes, interest or penalty pursuant to Section 409A of the Code.

24           Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) The Company represents and warrants that this Agreement has been duly authorized, executed and delivered by once or more officers with full power to execute and deliver the Agreement.

The parties to this Agreement have executed this Agreement as of the day and year first written above.

Amarin Corporation plc
By: _______________________________
Name:
Title:

PAUL DUFFY

__________________________________

EXHIBIT A

COMPETITORS

Acorda

Cytrx

Medication

Memory

Neurochem

Prana

Schedule 1

Share Options

Number of Options: 60,000

Date of Grant: 2 April 2007

Exercise Price: $4.40

Vesting Period:  All options vested